July 26, 2005

Via Facsimile and Overnight Courier

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	U.S.I. Holdings Corporation

Form 10-K for the fiscal year ended December 31, 2004

Filed March 25, 2005

File No. 000-50041

Dear Mr. Rosenberg:

Set forth below are the responses of U.S.I. Holdings Corporation (the “Company”) to the U.S. Securities and Exchange Commission’s (the “Commission” or the “Staff”) numbered comments contained in your letter to the Company dated July 7, 2005 (the “Comment Letter”). The responses set forth below are numbered to correspond with the numbered comments in the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Management Overview, page 13

Primary Financial Measures, page 16

1.	Staff Comment: “Refer to your response to comment 1. We recognize that the use of the non-GAAP measures EBITDA and EBITDA margin as performance measures is not prohibited per se under the non-GAAP guidance particularly question 8 of the FAQ. However, we feel that the current presentation and discussion does not provide adequate justification for the use of this non-GAAP measure as a performance measure. This is in part based on the types of charges that are being removed from net income to arrive at this measure, which are integral to the core operations of the

Jim B. Rosenberg

July 26, 2005

business. Please note that the inclusion of the additional disclosures related to these measures does not mean that all such measures are appropriate. Please remove the references to EBITDA and EBITDA margin as performance measures from the document.”

Company Response: The Company will amend its Form 10-K to remove the references to EBITDA and EBITDA Margin as performance measures from the document.

Contractual Obligations, page 36

2.	Staff Comment: “Refer to your response to comment 2. Please revise the proposed presentation in response to our previous comment to include obligations related to your variable rate debt rate within the table. We recognize that these represent estimates related to the amounts for each period, so also include footnoted disclosure that addresses this aspect of the disclosure.”

Company Response: The Company will revise its previously proposed presentation and will amend its Form 10-K to include obligations related to variable rate debt within the contractual obligation table and to include disclosure related to the nature of the estimates related to the amounts for each period as follows:

Contractual Obligations

The table below summarizes our contractual obligations as of December 31, 2004:

Payments due by period	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	(in thousands)
Credit facility	$128,438	$1,250	$2,500	$124,688	$—
Other debt and capital lease obligations	27,886	10,367	12,134	5,257	128
Operating lease commitments	71,069	17,498	28,158	17,306	8,107
Variable rate interest obligations	46,040	12,950	26,250	6,840	—
Fixed rate interest obligations	2,570	1,250	1,230	90	—
Other	2,250	900	1,350	—	—

Total	$278,253	$44,215	$71,622	$154,181	$8,235

Interest Obligations

At December 31, 2004, we had future interest obligations under fixed rate notes, primarily acquisition related, of $2.6 million.

Of our $156.3 million in long-term debt at December 31, 2004, $133.3 million was subject to variable interest rates, most of which is eligible to be prepaid. The variable interest rate payment projections in the table above assume that interest rates stay fixed at the December 31, 2004 rates and that we do not prepay any long-term debt with variable interest rates.

Jim B. Rosenberg

July 26, 2005

Financial Statements

2. Acquisitions, page F-13

3.	Staff Comment: “Refer to your response to comment 3. It is unclear based on your response how you determined the “measurement date” related to these acquisitions. Please clarify for us whether you determined this date based on paragraph 48 or the guidance in EITF 99-12 as carried forward by paragraph B98 of SFAS 141 in arriving at the materiality discussion included here. Further provide to us what the revised disclosure that complies with GAAP will look like.”

Company Response: In response to your comment 3, we confirm that we based our determination of the “measurement date” on the guidance in EITF 99-12, paragraph 7, as carried forward by paragraph B98 of SFAS 141.

The revised disclosure that complies with GAAP will be as follows:

“Common shares of the Company issued in connection with acquisitions are valued using the five day average closing price of the Company’s common stock beginning two days prior to the Measurement Date. The Measurement Date is the earliest date on which the number of shares to be issued in an acquisition is determinable based on mutual agreement of the parties and as documented by formula in the respective acquisition agreement.”

7 Redeemable Securities, page F-19

Common Stock, page F-19

4.	Staff Comment: “Refer to your response to comment 4. Please provide to us a more detailed discussion of the analysis performed to determine that these options should be addressed separately for accounting purposes. Include specific references to the authoritative literature that supports this conclusion. Also tell us the number of shares subject to these options and the carrying amount of this liability for the periods presented.”

Company Response: Prior to the Company’s IPO, the Company issued preferred stock pursuant to preferred stock subscription agreements as a portion of consideration to sellers in acquisitions made by the Company. The preferred stock subscription agreements included written put options with the sellers, allowing them, in the event of involuntary termination for death, disability or without cause, to put

Jim B. Rosenberg

July 26, 2005

the shares back to the Company. The put rights were contract rights of the sellers who subscribed for the preferred stock and would be extinguished if the preferred shares were transferred to third parties. In addition, the value of the amount of shares the owners of the preferred shares were entitled to put back could not exceed the owners’ original investment in the Company. While the preferred shares were outstanding and illiquid we considered the written put options and the shares to be linked instruments and classified the dollar value of the aggregate amount of preferred stock subject to the written put options in mezzanine equity in accordance with ASR 268.

Upon our IPO, all preferred shares, including the preferred shares issued to sellers in acquisitions made by the Company, were converted to a single class of common stock which do not contain any feature or obligation requiring the issuer to repurchase the shares. The previously existing preferred stock subscription agreements did not, however, specifically address the impact on the individual put option holders’ rights in the event of a conversion of the preferred stock into common stock. After consideration with legal counsel, the Company decided that it was appropriate to continue to honor the written put options as they were contained in a separate agreement with each individual shareholder (and were not included in the terms of the shares themselves nor were they transferable) and had meaningful value until the expiration of the IPO lock-up period. Therefore, while the common shares were illiquid in the post IPO lock-up period, the Company continued to classify the dollar amount of its aggregate obligation to repurchase its common stock subject to these written put options in mezzanine equity. Upon expiration of the lock-up period, the shares which had been subject to the lock-up were no longer restricted from sale in the liquid market for our shares and thus became liquid themselves, thereby reducing the value of the written put option to a nominal amount (i.e. the value representing trade execution costs potentially saved by the holder putting the shares back to the Company as opposed to selling the shares in the open market). Coinciding with the expiration of the lock-up SFAS 150 was issued. Under SFAS 150, freestanding obligations which are legally detachable and separately exercisable should be accounted for as a liability. Because the written put option was part of a subscription agreement which is separately exercisable and legally detachable from the common shares, the Company determined that accounting for the written put options in accordance with SFAS 150, par. 11, was appropriate. As a result, we reclassified the dollar amount of the aggregate value of common stock from mezzanine to permanent equity and separately recorded the fair value of the put obligation in other liabilities.

Jim B. Rosenberg

July 26, 2005

Since the put option entitles the holder to put otherwise freely tradeable shares back to the Company at market value (i.e. no more than they could receive if they sold them through their broker in the market), the options have little value. The fair value of the aggregate put obligations was approximately $60,000 at both December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, the maximum number of common shares covered by written put options was approximately 1.5 million and 1.6 million shares, or 2.9% and 3.4%, respectively, of our issued and outstanding common stock.

15. Contingencies, page F-29

5.	Staff Comment: “Refer to your response to comment 5. Please revise your disclosure to include at minimum the amounts being sought by the other parties in the particular legal action in particular the “McLennan” actions. This is inherently the upper end of the range of the losses. This will allow an investor to identify the maximum exposure to which you are exposed as a result of these legal actions.”

Company Response: No demands or amounts sought have been made of the Company in any of the actions generally referred to as “Insurance Industry Investigations and Related Developments” on page 14 of our Form 10-K and further discussed in footnote 15, pages F-29 – 30, paragraphs 2 -7. Likewise, with respect to the actions addressed in the paragraph captioned “Opticare Health Systems Litigation,” the parties have not plead or otherwise stated the amounts sought in the actions. Accordingly, the Company will revise its disclosure as follows: “None of the plaintiffs in any of the actions have indicated the amounts being sought in the particular actions.” If an amount sought is articulated in any of the actions generally referred to as “Insurance Industry Investigations and Related Developments, or any of the actions addressed in the paragraph captioned “Opticare Health Systems Litigation, the Company will disclose such amount in its next periodic filing, or earlier on Form 8-K if required.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg

July 26, 2005

Thank you for your time and attention to this matter. We look forward to hearing from you at your earliest convenience. Please direct any questions regarding this submission to the undersigned at (914) 749-8500.

Very truly yours,

/s/ Robert S. Schneider
Robert S. Schneider,
Executive Vice President and CFO